[Magna Logo}                                      Magna International Inc.
                                                  337 Magna Drive
                                                  Aurora, Ontario L4G 7K1
                                                  Tel (905) 726-2462
                                                  Fax (905) 726-7164

                               PRESS RELEASE
                     MAGNA ANNOUNCES FIRST QUARTER RESULTS

May 6, 2004, Aurora, Ontario, Canada.... Magna International Inc. (TSX:
MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the first quarter ended March 31, 2004.

    <<
    -------------------------------------------------------------------------
                                                    THREE MONTHS ENDED
                                              -------------------------------
                                              March 31, 2004  March 31, 2003
                                              --------------- ---------------

    Sales                                         $    5,103      $    3,496

    Net income(1)                                 $      184      $      161

    Net income from continuing operations(1),(2)  $      184      $      154

    Diluted earnings per share(1)                 $     1.84      $     1.64

    Diluted earnings per share from continuing
     operations(1),(2)                            $     1.84      $     1.57

    -------------------------------------------------------------------------

    (1) Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

    (2) Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. as discontinued operations until August 29, 2003. On September 2, 2003, we distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc. to our shareholders of record as of August 29, 2003.

    For more information see notes 3 and 4 to the First Quarter Unaudited Interim Consolidated Financial Statements attached.

    -------------------------------------------------------------------------

            All results are reported in millions of U.S. dollars,
                          except per share figures.

    -------------------------------------------------------------------------

    We posted sales of $5.1 billion for the first quarter ended March 31, 2004, an increase of 46% over the first quarter of 2003. The higher sales level in the first quarter of 2004 reflects increases of 26% in North American content per vehicle and 86% in European content per vehicle over the comparable quarter in 2003. The increase in content per vehicle in North America was largely attributable to new product launches, the strengthening of the Canadian dollar against the U.S. dollar and acquisitions completed subsequent to the first quarter of 2003. The increase in content per vehicle in Europe was largely attributable to new product launches, in particular the launch of complete vehicle assembly programs at Magna Steyr, and the strengthening of the euro and British pound against the U.S. dollar. During the first quarter of 2004, North American vehicle production was essentially unchanged and European vehicle production increased approximately 1%, from the comparable quarter in 2003.
    We earned net income from continuing operations for the first quarter ended March 31, 2004 of $184 million, representing an increase over the comparable quarter of 19% or $30 million. Net income for the first quarter ended March 31, 2004 was also $184 million.
    Diluted earnings per share from continuing operations were $1.84 for the first quarter ended March 31, 2004, representing an increase over the comparable quarter of 17% or $0.27. Diluted earnings per share for the first quarter ended March 31, 2004 were also $1.84.
    Our strong sales and earnings in the first quarter of 2004 reflect the rewards from our investment in launches made during 2003.
    During the three months ended March 31, 2004, we generated cash from operations before changes in non-cash operating assets and liabilities of $399 million, and generated $202 million from non-cash operating assets and liabilities. Total investment activities for the first quarter of 2004 were $182 million, including $148 million in fixed asset additions, $11 million to purchase subsidiaries, and a $23 million increase in other assets.

    OTHER MATTERS
    -------------

    We also announced that our Board of Directors today declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended March 31, 2004. The dividend of U.S. $0.38 per share is payable on June 15, 2004 to shareholders of record on May 28, 2004. This represents an increase in our quarterly dividend of approximately 12% or $0.04 per share.

    2004 OUTLOOK
    ------------

    All amounts below exclude the potential impact of acquisitions.
    We expect full year 2004 average dollar content per vehicle to be between $580 and $600 in North America and between $495 and $520 in Europe. Further, we have assumed 2004 vehicle production volumes will be approximately
16.0 million units in North America and approximately 16.4 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, we expect our sales for the full year 2004 to be between $18.5 billion and $19.4 billion, compared to 2003 sales of $15.3 billion. We expect the higher sales this year to result in earnings growth for full year 2004. In addition, we expect that full year 2004 spending for fixed assets will be in the range of $800 million to $850 million.
    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America,
Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive
Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.
    Magna has approximately 75,000 employees in 212 manufacturing operations and 47 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our first quarter results and other developments on Friday, May 7, 2004 at 9:00 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice President and Chief Financial Officer. The number to use for this call is 1-800-346-5998. The number for overseas callers is 1-416-641-6662. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be on our website Friday morning prior to the call.

    For further information, please contact Vincent J. Galifi or Louis Tonelli at (905) 726-7100.

    For teleconferencing questions, please call (905) 726-7103.
    -------------------------------------------------------------------------

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; pressure from our customers to reduce our prices; pressure from our customers to absorb certain fixed costs; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub-suppliers; our dependence on outsourcing by automobile manufacturers; rapid technological and regulatory changes; increased crude oil and energy prices; raw materials prices and availability; our dependence on certain customers and vehicle programs; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the Securities and Exchange Commission, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

    -------------------------------------------------------------------------
    Readers are asked to refer to the unaudited interim consolidated financial statements and the Management's Discussion and Analysis of Results of Operations and Financial Position attached to this Press Release for more detailed information regarding the financial results for the first quarter of fiscal 2004. For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions, except per share figures)

                                                        Three months ended
                                                      March 31,     March 31,
                                            Note          2004          2003
    -------------------------------------------------------------------------
                                                                   (restated
                                                                 notes 2 & 3)

    Sales                                           $    5,103    $    3,496
    -------------------------------------------------------------------------

    Cost of goods sold                                   4,353         2,887
    Depreciation and amortization                          135           118
    Selling, general and administrative        7           293           236
    Interest income, net                                    (1)           (3)
    Equity income                                           (6)           (4)
    -------------------------------------------------------------------------
    Income from continuing operations before
     income taxes and minority interest                    329           262
    Income taxes                                           121            89
    Minority interest                                       24            19
    -------------------------------------------------------------------------
    Net income from continuing operations                  184           154
    Net income from discontinued
     operations - MEC                       3, 4             -             7
    -------------------------------------------------------------------------
    Net income                                      $      184    $      161
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on Preferred
     Securities and other paid-in capital           $       (5)   $       (4)
    -------------------------------------------------------------------------
    Net income available to Class A
     Subordinate Voting and Class B
     Shareholders                                          179           157
    Retained earnings, beginning of period               2,390         2,570
    Dividends on Class A Subordinate
     Voting and Class B Shares                             (33)          (32)
    Adjustment for change in accounting
     policy related to asset retirement
     obligation                                2            (6)           (4)
    -------------------------------------------------------------------------
    Retained earnings, end of period                $    2,530    $    2,691
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share
     from continuing operations:
      Basic                                         $     1.85    $     1.57
      Diluted                                       $     1.84    $     1.57
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share:
      Basic                                         $     1.85    $     1.64
      Diluted                                       $     1.84    $     1.64
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Class A
     Subordinate Voting or Class B Share            $     0.34    $     0.34
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     during the period (in millions):
      Basic                                               96.5          95.6
      Diluted                                             97.1          95.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes




    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)

                                                        Three months ended
                                                      March 31,     March 31,
                                            Note          2004          2003
    -------------------------------------------------------------------------
                                                                   (restated
                                                                 notes 2 & 3)
    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income from continuing operations           $      184    $      154
    Items not involving current cash flows                 215           154
    -------------------------------------------------------------------------
                                                           399           308
    Changes in non-cash operating assets
     and liabilities                                       202            43
    -------------------------------------------------------------------------
                                                           601           351
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions                                 (148)         (115)
    Purchase of subsidiaries                               (11)            -
    Increase in other assets                               (23)          (35)
    Proceeds from disposition of
     investments and other                                  18             6
    -------------------------------------------------------------------------
                                                          (164)         (144)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Net issues (repayments) of debt                        (25)           28
    Issues of subordinated debentures
     by subsidiaries                                         -            66
    Repayments of debentures' interest obligations          (1)           (1)
    Preferred Securities distributions                      (7)           (6)
    Issues of Class A Subordinate Voting Shares              6             2
    Issues of shares by subsidiaries                         6             -
    Dividends paid to minority interests                    (4)           (3)
    Dividends                                              (33)          (32)
    -------------------------------------------------------------------------
                                                           (58)           54
    -------------------------------------------------------------------------

    Effect of exchange rate changes
     on cash and cash equivalents                          (32)           31
    -------------------------------------------------------------------------

    Net increase in cash and cash equivalents
     during the period                                     347           292
    Cash and cash equivalents, beginning of period       1,528         1,121
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period        $    1,875    $    1,413
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes




    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)
                                                        Three months ended
                                                      March 31,  December 31,
                                            Note          2004          2003
    -------------------------------------------------------------------------
                                                                   (restated
                                                                 notes 2 & 3)


    ASSETS
    Current assets
    Cash and cash equivalents                       $    1,875    $    1,528
    Accounts receivable                                  2,784         2,615
    Inventories                                          1,186         1,116
    Prepaid expenses and other                             100           112
    -------------------------------------------------------------------------
                                                         5,945         5,371
    -------------------------------------------------------------------------
    Investments                                            127           127
    Fixed assets, net                                    3,303         3,313
    Goodwill, net                                          570           505
    Future tax assets                                      178           181
    Other assets                               5           286           334
    -------------------------------------------------------------------------
                                                    $   10,409    $    9,831
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $      303    $      298
    Accounts payable                                     2,795         2,471
    Accrued salaries and wages                             416           368
    Other accrued liabilities                              292           244
    Income taxes payable                                    31            19
    Long-term debt due within one year                      36            35
    -------------------------------------------------------------------------
                                                         3,873         3,435
    -------------------------------------------------------------------------
    Deferred revenue                                        75            80
    Long-term debt                                         278           267
    Debentures' interest obligation                         39            41
    Other long-term liabilities                            236           230
    Future tax liabilities                                 254           230
    Minority interest                                      642           625
    -------------------------------------------------------------------------
                                                         5,397         4,908
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                              6
      Class A Subordinate Voting Shares
        (issued: 95,428,845;
         December 31, 2003 - 95,310,518)                 1,599         1,592
      Class B Shares
        (convertible into Class A
         Subordinate Voting Shares)
        (issued: 1,096,509)                                  -             -
    Preferred Securities                                   277           277
    Other paid-in capital                                   70            68
    Contributed surplus                        7            14             3
    Retained earnings                                    2,530         2,384
    Currency translation adjustment                        522           599
    -------------------------------------------------------------------------
                                                         5,012         4,923
    -------------------------------------------------------------------------
                                                    $   10,409    $    9,831
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------


    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in U.S. dollars following the accounting policies as set out in the 2003 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2004 and the results of operations and cash flows for the three-month periods ended March 31, 2004 and 2003.


    2.  ACCOUNTING CHANGE

        (a) Stock-Based Compensation

            In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, the Company adopted these new recommendations prospectively effective January 1, 2003. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method (see note 7).

            The impact of this accounting policy change on reported net income and earnings per share for the three-month periods ended March 31, 2004 and 2003 is as follows:

                                                          2004          2003
            -----------------------------------------------------------------

            Increase in selling, general and
             administrative expenses                $       13    $        1
            -----------------------------------------------------------------
            Reduction of net income                 $       13    $        1
            -----------------------------------------------------------------

            Reduction of earnings per Class A
             Subordinate Voting or Class B Share
              Basic                                 $     0.13    $     0.01
              Diluted                               $     0.13    $     0.01
            -----------------------------------------------------------------

        (b) Asset Retirement Obligation

            In December 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were as follows:


            Increase in fixed assets                              $       13
            Increase in future tax assets                                  2
            -----------------------------------------------------------------

            Increase in other long term liabilities               $       23
            Decrease in minority interest                                 (1)
            -----------------------------------------------------------------

            Decrease in retained earnings                         $       (6)
            Decrease in currency translation adjustment                   (1)
            -----------------------------------------------------------------

            The impact of this accounting policy change on reported net income for the three-month periods ended March 31, 2004 and 2003 was not material.

        (c) Revenue Recognition

            The Company adopted CICA Emerging Issues Committee Abstract
            No. 142, "Revenue Arrangements with Multiple Deliverables"
            ("EIC 142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. EIC 142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services can be accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC 142 did not have a material effect on the Company's revenue or net income for the three-month period ended March 31, 2004.


    3.  DISTRIBUTION OF MID SHARES

        On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly owned subsidiary of the Company (the "MID distribution"). MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ("MEC"). On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

        In accordance with CICA 3475 "Disposal of Long-lived Assets and Discontinued Operations", the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 (note 4). However, because Magna and its operating subsidiaries continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.


    4.  DISCONTINUED OPERATIONS - MEC

        The Company's revenues and expenses, and cash flows related to MEC are as follows:

        Statement of income:

                                                                Three months
                                                                       ended
                                                              March 31, 2003
        ---------------------------------------------------------------------

        Sales                                                     $      270
        Costs and expenses                                               248
        ---------------------------------------------------------------------
        Income before income taxes and minority interest                  22
        Income taxes                                                      10
        Minority interest                                                  5
        ---------------------------------------------------------------------
        Net income                                                $        7
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Statement of cash flows:

                                                                Three months
                                                                       ended
                                                              March 31, 2003
        ---------------------------------------------------------------------

        Cash provided from (used for):

        OPERATING ACTIVITIES
        Net income                                                $        7
        Items not involving current cash flows                            15
        ---------------------------------------------------------------------
                                                                          22
        Changes in non-cash operating assets and liabilities              12
        ---------------------------------------------------------------------
                                                                          34
        ---------------------------------------------------------------------

        INVESTMENT ACTIVITIES
        Fixed asset additions                                            (13)
        Decrease in other assets                                           1
        ---------------------------------------------------------------------
                                                                         (12)
        ---------------------------------------------------------------------

        FINANCING ACTIVITIES
        Net repayment of debt                                            (35)
        ---------------------------------------------------------------------

        Effect of exchange rate changes on cash and cash
         equivalents                                                       2
        ---------------------------------------------------------------------

        Net decrease in cash and cash equivalents during
         the period                                                      (11)
        Cash and cash equivalents, beginning of period                   106
        ---------------------------------------------------------------------
        Cash and cash equivalents, end of period                  $       95
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    5.  ACQUISITIONS

        (a) On January 2, 2004, Tesma International Inc. ("Tesma"), completed the acquisition of Davis Industries Inc. ("Davis"). Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

            The total consideration for the acquisition of Davis amounted to $75 million, consisting of $45 million paid in cash, which was held in escrow and included in other assets at December 31, 2003 and subsequently released, and $30 million of assumed debt. Goodwill recorded on the acquisition amounted to $42 million. Tesma has recorded the assets, liabilities, revenue, expenses and cash flows of Davis in its consolidated results commencing on January 3, 2004.

        (b) On January 4, 2004, the Company acquired a 51% interest in
            I&T Group which is located in Siegendorf, Austria. The I&T Group produces flat flexible cables for the automotive industry. The total consideration for the acquisition amounted to approximately $43 million, consisting of $10 million paid in cash and $33 million of assumed debt. The Company has recorded 100% of the assets, liabilities, revenue, expenses and cash flows of I&T Group in its consolidated results commencing on January 5, 2004.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase.


    6.  CAPITAL STOCK

        The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at April 30, 2004 were exercised:

        Class A Subordinate Voting and Class B Shares
         outstanding at April 30, 2004                                  96.7
        Stock options                                                    2.8
        ---------------------------------------------------------------------
                                                                        99.5
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.


    7.  STOCK BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):

                               2004                          2003
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                       Options                       Options
                            Exercise     exer-            Exercise     exer-
                    Options  price(i)  cisable   Options  price(i)   cisable
                        No.     Cdn$       No.       No.     Cdn$        No.
        ---------------------------------------------------------------------

        Beginning
         of year  3,046,450   82.31  1,991,950  3,377,875   89.19  1,958,375
        Granted      15,000  105.19          -    320,000   93.19          -
        Exercised  (117,600)  62.63   (117,600)   (36,850)  66.55    (36,850)
        Vested            -       -     46,625          -       -     65,000
        Cancelled    (3,000)  97.47     (3,000)         -       -          -
        ---------------------------------------------------------------------
        March 31  2,940,850   83.20  1,917,975  3,661,025   89.77  1,986,525
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

        (b) As a result of the dilutive impact of the MID distribution
            (note 3), all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the Toronto Stock Exchange. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

        (c) Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective
            January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                          2004          2003
            -----------------------------------------------------------------

            Risk free interest rate                      3.29%         4.25%
            Expected dividend yield                      1.63%         2.12%
            Expected volatility                            32%           28%
            Expected time until exercise               4 years       4 years
            -----------------------------------------------------------------

            The weighted average fair value of options granted or modified during the three-month period ended March 31, 2004 was Cdn$29.64 (2003 - $21.78).

            For the three-month period ended March 31, 2004 the compensation expense recognized in selling, general and administration expense related to the Company's outstanding fixed price stock options amounted to approximately $13 million (2003 - $1 million). During the three-month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

            If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three-month periods ended March 31, 2004 and 2003 would have been as follows:

                                                        Three months ended
                                                      March 31,     March 31,
                                                          2004          2003
            -----------------------------------------------------------------

            Net income as reported                  $      184    $      161
            Pro forma adjustment for the fair
             value of stock options granted
             prior to January 1, 2003                        3            (1)
            -----------------------------------------------------------------
            Pro forma net income                    $      187    $      160
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Pro forma earnings per Class A
             Subordinate Voting or Class B Share
              Basic                                 $     1.88    $     1.62
              Diluted                               $     1.87    $     1.62
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (d) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital. The following is a continuity schedule of contributed surplus:

                                                          2004          2003
            -----------------------------------------------------------------

            Balance, beginning of period            $        3    $        -
            Stock option compensation expense               12             1
            Exercise of options                             (1)            -
            -----------------------------------------------------------------
            Balance, end of period                  $       14    $        1
            -----------------------------------------------------------------
            -----------------------------------------------------------------


    8.  SEGMENTED INFORMATION

                            Three months ended         Three months ended
                              March 31, 2004             March 31, 2003
                        -------------------------- --------------------------
                                            Fixed                      Fixed
                          Total            assets,   Total            assets,
                          sales  EBIT(i)      net    sales   EBIT(i)     net
        ---------------------------------------------------------------------

        Public Operations
          Decoma
           International
           Inc.         $   720  $   49  $    683  $   577  $    50  $   553
          Intier
           Automotive
           Inc.           1,393      52       541    1,032       31      476
          Tesma
           International
           Inc.             362      39       333      269       25      270

         Wholly Owned
          Operations
           Magna Steyr    1,385      39       519      527        5      456
           Other
            Automotive
            Operations    1,289     125     1,148    1,126      115      983

         Corporate
          and other         (46)     24        79      (35)      33    1,039
        ---------------------------------------------------------------------
         Total
          reportable
          segments      $ 5,103  $  328   $ 3,303  $ 3,496  $   259  $ 3,777
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income before interest income or expense.


    9.  COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.



    MAGNA INTERNATIONAL INC.

    Management's Discussion and Analysis of Results of Operations and Financial Position
    May 6, 2004

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all Tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our", the "Company" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003, included in our 2003 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements for the year ended December 31, 2003 are both prepared in accordance with Canadian generally accepted accounting principles.

    OVERVIEW
    -------------------------------------------------------------------------

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, South America and Asia. We supply our products and services through the following global automotive systems groups:

    Public Subsidiaries

    -  Decoma International Inc. ("Decoma")

         - exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components

    -  Intier Automotive Inc. ("Intier")

         -  interior and closure components, systems and modules

    -  Tesma International Inc. ("Tesma")

         - powertrain (engine, transmission, and fuel) components, modules and systems

    Wholly Owned Subsidiaries

    -  Magna Steyr

         - Magna Steyr - complete vehicle engineering and assembly of low volume derivative, niche and other vehicles
         -  Magna Drivetrain - complete drivetrain technologies

    -  Other Automotive Operations

         -  Cosma International - stamped, hydroformed, roll-formed and welded metal body systems, components, assemblies and modules
         -  Magna Donnelly - exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During the first quarter ended March 31, 2004, we posted record financial results, including:

    -  Sales of $5.1 billion;

    -  Operating income of $329 million;

    -  Net income of $184 million; and

    -  Diluted earnings per share of $1.84.

    Other significant developments in the first quarter of 2004 included the following:

    - As previously reported, on January 2, 2004, Tesma completed the acquisition of Davis Industries Inc. ("Davis"). This acquisition increases Tesma's presence in the United States with a product base that is complementary to Tesma's existing transmission product offerings and other stamped components. The total consideration paid for the acquisition of Davis amounted to approximately $75 million, consisting of $45 million paid in cash, and $30 million of assumed debt.

    - Our Board of Directors raised our quarterly dividend to $0.38 per share, representing a 12% increase over the prior level. This dividend increase underscores our strong cash flow and the Board's confidence in our future.

    - In association with the award of the transfer case on General Motors' next-generation full-size pick ups and sport utilities program, we recently established our seventh group, Magna Drivetrain. Magna Drivetrain provides highly engineered drivetrain products (transfer cases, balance shafts and other drivetrain components) to customers in North America and Europe and combines our former Magna Steyr Powertrain business with the new transfer case on General Motors' next-generation full-size pick-ups and sport utilities program.


    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - increased pressure by automobile manufacturers on automotive components suppliers to reduce their prices and bear additional costs;

    - globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive components suppliers;

    - the evolving role of independent automotive components suppliers and their progression up the "value chain";

    -  increased out-sourcing and modularization of vehicle production;

    - increased prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

    - growth of foreign-based automobile manufacturers in North America and Europe.

    Refer to the MD&A included in our December 31, 2003 Annual Report for a discussion of the more significant risks and trends relating to the automotive industry that could affect our ability to achieve our desired results.


    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Accounting Changes

    Stock Based Compensation

    In 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, and described more fully in Note 23 of our audited consolidated financial statements for the year ended December 31, 2003, we adopted these new recommendations prospectively effective January 1, 2003. As a result, our financial statements for the three months ended March 31, 2003 have been restated to include a $1 million increase in selling, general and administration expense and a $1 million increase in contributed surplus. For awards granted prior to January 1, 2003, we continue to use the intrinsic value method.

    Asset Retirement Obligation

    In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized in other long-term liabilities with a corresponding amount recognized in fixed assets.
The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time we expect to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.
    We adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were increases in fixed assets, future tax assets and other long-term liabilities of $13 million, $2 million and $23 million, respectively, and decreases in minority interest, retained earnings and currency translation adjustment of $1 million, $6 million and $1 million, respectively. The impact of this accounting policy change on reported net income for the three months ended March 31, 2004 and 2003 was not material.

    Revenue Recognition

    In 2003, the CICA issued Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverable" ("EIC-142"), which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services are accounted for as a separate revenue element where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of these recommendations did not have an effect on our revenues or net income for the three months ended March 31, 2004.

    Comparative Period Amounts

    European Production Sales

    European production sales, as reported by us, have historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see "Magna Steyr" discussion in "SEGMENTS" below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales are presented separately. The comparative period European production sales and complete vehicle assembly sales have been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America. European average content per vehicle continues to include both production sales and complete vehicle assembly sales.

    MID Transaction

    As reported previously, on September 2, 2003, we distributed 100% of the outstanding shares of MI Developments Inc. ("MID") to our shareholders (the "MID Distribution"). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. ("MEC"). As a result of the MID distribution, we no Longer have any ownership interest in MID or MEC. In accordance with the recommendations of the CICA, our results for all periods prior to August 29, 2003 have been restated to reflect the financial results of MEC as discontinued operations. However, because we continue to occupy the automotive real estate under long-term leases with MID, the operations of MID's real estate business are disclosed as continuing operations in our consolidated financial statements until August 29, 2003.

    Average Foreign Exchange

                                                For the three months
                                                   ended March 31,
                                                ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals U.S. dollars          0.758     0.662    +  15%
    1 Euro equals U.S. dollars                     1.248     1.073    +  16%
    1 British pound equals U.S. dollars            1.840     1.602    +  15%
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of these operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results. This MD&A makes reference to the impact of these amounts where relevant.

    Sales
                                                For the three months
                                                   ended March 31,
                                                ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of units)
      North America                                4.134     4.152        -%
      Europe                                       4.342     4.279    +   1%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                             $    606  $    480    +  26%
      Europe                                    $    512  $    276    +  86%
    -------------------------------------------------------------------------

    Sales
      North American Production                 $  2,504  $  1,994    +  26%
      European Production                          1,198       908    +  32%
      European Complete Vehicle Assembly           1,023       274    + 273%
      Tooling, Engineering and Other                 378       320    +  18%
    -------------------------------------------------------------------------
      Total Sales                               $  5,103  $  3,496    +  46%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a record level in the first quarter of 2004, increasing by 46% or $1.6 billion to $5.1 billion compared to $3.5 billion for the first quarter of 2003.

    North American Production Sales

    North American production sales increased 26% or $510 million to $2.5 billion for the first quarter of 2004 compared to $2.0 billion for the first quarter of 2003. This increase in production sales reflects a 26% increase in our North American average dollar content per vehicle from the first quarter of 2003. North American vehicle production volumes were relatively unchanged from the first quarter of 2003 to the first quarter of 2004.
    In North America, our average dollar content per vehicle grew by 26% or $126 to $606 for the first quarter of 2004 compared to $480 for the first quarter of 2003. The increase relates primarily to increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to the three months ended March 31, 2003, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and the acquisition of Davis on January 2, 2004, partially offset by the impact of lower volumes on certain high content programs and customer price concessions.
    New programs launched during, or subsequent to the three months ended March 31, 2003, include the Ford Freestar and Mercury Monterey, the Chevrolet Colorado, the GMC Canyon, the Chrysler Pacifica, the Cadillac SRX, the Chevrolet Malibu, the Dodge Durango, the Ford F-150 and the Chevrolet Equinox.
Supplementing the new program launches was higher production on several programs, including the BMW X5, the Dodge Ram pick-up, and the Ford Crown Victoria and Mercury Grand Marquis. These increases were partially offset by the impact of lower content and/or production on certain high content programs, including the Ford Explorer and Mercury Mountaineer, the General Motors GMT800 program, the Chrysler Minivan program and the BMW Z4 program. Also negatively impacting our average content per vehicle was the end of production on the DaimlerChrysler LH program and start-up on the new DaimlerChrysler LX program.

    European Production and Complete Vehicle Assembly Sales

    European Production and Complete Vehicle Assembly sales increased 88% or $1.0 billion to $2.2 billion for the first quarter of 2004 compared to $1.2 billion for the first quarter of 2003. This increase in sales reflects an 86% increase in our European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes over the first quarter of 2003.
    In Europe, our average dollar content per vehicle grew by 86% or $236 to $512 for the first quarter of 2004 compared to $276 for the first quarter of 2003. The increase in content is primarily a result of a substantial increase in content and/or production related to complete vehicle assembly, higher reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and content growth on our parts production programs, partially offset by increased customer price concessions.
    The increase in content and/or production related to complete vehicle assembly reflects the launch at Magna Steyr during 2003 of the BMW X3 and the Saab 9(3) Convertible programs as well as an increase in production on the Mercedes E-Class, offset in part by a reduction in production for the Mercedes G-Class.
    The increased content on our production programs is the result of programs launched during or subsequent to the first quarter of 2003, including the BMW X3, a program in which we have production content in addition to the assembly contract, and increased production on programs including the Mercedes S, E and C Class sequencing business and the Volkswagen Touareg program, partially offset by decreased production on programs including the Mercedes S and CL Class programs, the Volkswagen Golf program and the Opel Vivaro, Renault Trafic and Nissan Primastar programs.

    Tooling, Engineering and Other

    Tooling, engineering and other sales continued to be strong at $378 million for the first quarter of 2004, representing an increase of 18% or $58 million compared to $320 million for the first quarter of 2003. The increase was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. The level of tooling, engineering and other sales reflects our continued involvement in new production and assembly programs.
    Refer also to the sales discussion in "SEGMENTS" below.

    Gross Margin

    Gross margin for the first quarter of 2004 increased by 23% or $141 million over the first quarter of 2003 primarily as a result of the increase in sales discussed above. Gross margin as a percentage of total sales for the first quarter of 2004 was 14.7% compared to 17.4% for the first quarter of 2003. As anticipated, gross margin as a percentage of sales was negatively impacted by the launch of the Saab 9(3) Convertible and the BMW X3 at Magna Steyr, since the costs of these vehicle assembly contracts are reflected on a full-cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "SEGMENTS" below). Gross margin as a percent of sales was also negatively impacted by the MID distribution, the strengthening of the euro and British pound, each against the U.S. dollar, and customer price concessions. The MID distribution effectively added additional lease expense compared to the first quarter of 2003. The strengthening of the euro against the U.S. dollar impacts our gross margin percentage since proportionately more of our consolidated gross margin was earned in Europe during the first quarter of 2004 compared to the first quarter of 2003 and certain of our European operations earn margins that are currently lower than our average margin. Partially offsetting these decreases was the positive impact of the programs that launched during or subsequent to the first quarter of 2003, improved performance and productivity at a number of divisions, as well as the relatively unchanged level of tooling, engineering and other sales that earn low or no margins.

    Depreciation and Amortization

    Depreciation and amortization costs increased 14% or $17 million to $135 million for the first quarter of 2004 compared to $118 million for the first quarter of 2003. The increase in depreciation and amortization in the first quarter of 2004 was primarily due to an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, and increased assets employed in the business to support future growth, partially offset by reduced building depreciation as a result of the MID distribution.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales decreased to 5.7% for the first quarter of 2004 compared to 6.8% for the first quarter of 2003. SG&A expenses decreased as a percentage of sales primarily as a result of the increase in complete vehicle assembly sales, as previously discussed above. SG&A expenses increased 24% or $57 million to $293 million for the first quarter of 2004, compared to $236 million for the first quarter of 2003. The increase in SG&A expenses for the first quarter of 2004 relates primarily to an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs and an increase in compensation expense related to stock options. Specifically, during the first quarter of 2004, option agreements with certain of our former employees were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

    Operating Income

    Operating income was a record $329 million for the first quarter of 2004 compared to $262 million for the first quarter of 2003. The 26% growth in operating income is the result of increases in gross margin of $141 million and equity income of $2 million, partially offset by increases in SG&A spending of $57 million and depreciation and amortization of $17 million and a decrease in interest income of $2 million.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 37.5% for the first quarter of 2004 from 34.5% in the first quarter of 2003. The increase in the effective tax rate is primarily the result of the $12 million stock option expense, which has not been tax-effected, an increase in income tax rates in Ontario, Canada, and a change in the distribution of earnings, whereby more profits were earned in higher taxed jurisdictions during the first quarter of 2004 than in the first quarter of 2003.

    Minority Interest

                                         Net income              Minority
                                   for the three months       interest as at
                                       ended March 31,           March 31,
                                   --------------------  --------------------
                                       2004       2003       2004       2003
    -------------------------------------------------------------------------

    Decoma                          $    28    $    28        26%        31%
    Intier                          $    25    $    15        14%        11%
    Tesma                           $    25    $    16        56%        56%
    -------------------------------------------------------------------------

    Minority interest expense increased by $5 million or 26% to $24 million for the first quarter of 2004 compared to $19 million for the first quarter of 2003. The increase in minority interest expense is primarily due to higher earnings at Tesma and Intier, coupled with a marginally higher minority interest percentage at Intier offset by a lower minority interest percentage at Decoma. The decrease in minority interest percentage at Decoma is the result of our conversion of Decoma's series 1, 2 and 3 Convertible Preferred Shares into 14,895,729 Decoma Class A Subordinate Voting Shares during the year ended December 31, 2003. The increase in the minority interest percentage for Intier is the result of the issuance of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan during the year ended December 31, 2003.

    Net Income From Continuing Operations

    For the first quarter of 2004, net income from continuing operations increased $30 million or 19% to $184 million compared to $154 million for the first quarter of 2003. The increase in net income from continuing operations is a result of increases in gross margin of $141 million and equity income of $2 million, partially offset by increases in SG&A spending of $57 million, depreciation and amortization of $17 million, income taxes of $32 million and minority interest of $5 million and a decrease in interest income of $2 million.

    Net Income From Discontinued Operations - MEC

    For the three months ended March 31, 2003, net income from MEC was $7 million, representing net income of $12 million partially offset by minority interest expense of $5 million.

    Earnings per Share
                                                For the three months
                                                   ended March 31,
                                                ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share from continuing operations
      Basic                                     $   1.85  $   1.57    +  18%
      Diluted                                   $   1.84  $   1.57    +  17%
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                     $   1.85  $   1.64    +  13%
      Diluted                                   $   1.84  $   1.64    +  12%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                         96.5      95.6    +   1%
      Diluted                                       97.1      95.8    +   1%
    -------------------------------------------------------------------------

    Diluted earnings per share from continuing operations for the first quarter of 2004 were $1.84, an increase of 17% or $0.27 over the first quarter of 2003 diluted earnings per share from continuing operations. The increase in diluted earnings per share from continuing operations was a result of the increase in net income from continuing operations, offset in part by an increase in the weighted average number of diluted shares outstanding during the quarter, substantially as a result of the increase in
the number of     "in-the-money" stock options and additional grants of stock options to purchase Class A Subordinate Voting Shares.


    RETURN ON INVESTMENT
    ------------------------------------------------------------------------

    An important financial ratio that we use across all of our operating units to measure return on investment is return on funds employed. Return on funds employed from continuing operations ("ROFE") is defined as EBIT divided by the average funds employed for the past period. EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before interest income or expense. Funds employed is defined as long term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.
    ROFE for the first quarter of 2004 was 27.1%, an increase from 18.3% for the first quarter of 2003. The improvement in ROFE was primarily the result of the $67 million increase in operating income for reasons described above, combined with the positive impact of the MID distribution, since MID generated ROFE below our consolidated average ROFE. As expected, the MID distribution positively impacted our ROFE in the first quarter of 2004 and this positive impact is expected to continue going forward.


    SEGMENTS
    ------------------------------------------------------------------------

    Refer to note 29 of our 2003 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

                                        For the three months ended March 31,
                                    -----------------------------------------
                                            2004                  2003
                                    ------------------- ---------------------
                                      Total                 Total
                                      sales     EBIT(i)     sales     EBIT(i)
    -------------------------------------------------------------------------

    Public Operations
      Decoma International Inc.     $   720    $    49    $   577    $    50
      Intier Automotive Inc.          1,393         52      1,032         31
      Tesma International Inc.          362         39        269         25

    Wholly Owned Operations
      Magna Steyr                     1,385         39        527          5
      Other Automotive Operations     1,289        125      1,126        115

    Corporate and Other(ii)             (46)        24        (35)        33
    -------------------------------------------------------------------------
                                    $ 5,103    $   328    $ 3,496    $   259
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) EBIT represents operating income as presented on our unaudited interim consolidated financial statements before interest income or expense.

    (ii) Included in Corporate and Other are intercompany fees, rent income in 2003 only, and intercompany sales eliminations.

    The sales amounts in the following discussion are before intersegment eliminations.

    Decoma International Inc.

    Sales

    Decoma's sales increased by $143 million or 25% to $720 million for the first quarter of 2004 from $577 million for the first quarter of 2003. The increase in sales reflects increases in Decoma's North American and European average dollar content per vehicle, and a 1% increase in European vehicle production volumes.
    In North America, the increase in Decoma's dollar content per vehicle was primarily attributable to an increase in Decoma's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and the acquisition of certain of Federal Mogul Corporation's original equipment automotive lighting operations in the second quarter of 2003. In addition, Decoma's North American content per vehicle benefited from new takeover business including the Chevrolet Monte Carlo and Impala programs, sales on programs that launched during or subsequent to the first quarter of 2003, including the Pontiac Grand Prix and Chevrolet Malibu programs, increased content on the Ford Escape program and strong volumes on other high content programs including the Cadillac CTS, the Dodge Ram pick-up and the Ford Crown Victoria and Mercury Grand Marquis programs, partially offset by end of production on the DaimlerChrysler LH program and start-up on the new DaimlerChrysler LX program, end of production on the Ford Windstar program, lower volumes on certain other long running high content programs including the Ford Explorer program and continued customer price concessions.
    In Europe, Decoma's content per vehicle growth was attributable to the ramp-up of sales as a result of programs launched during or subsequent to the first quarter of 2003, including the Volkswagen Golf fascia and front end module program, the Volkswagen Transit Van fascia and front end module program and the DaimlerChrysler E-Class 4MATIC front end module program, and to the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar. The remaining increase in content per vehicle was a result of increased sales associated with higher volumes on the Jaguar X400 program, other new program launches, including various Audi and Porsche programs, and strong Mini volumes, partially offset by lower volumes on certain long running high content programs such as the Ford Mondeo and various Rover programs.

    EBIT

    Decoma's EBIT decreased by 2% or $1 million to $49 million for the first quarter of 2004 compared to EBIT of $50 million for the first quarter of 2003.
The increase in sales and improvements at certain facilities in Europe generated additional EBIT when compared to the first quarter of 2003, however, this increase was offset by the negative impact of customer price concessions, operating inefficiencies at certain facilities, and increased costs incurred in Europe to support European sales growth and new product launches, including higher depreciation and amortization expenses and selling, general and administrative spending.

    Intier Automotive Inc.

    Sales

    Intier's sales increased by $361 million or 35% to $1.4 billion for the first quarter of 2004 compared to $1.0 billion for the first quarter of 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and a 1% increase in European vehicle production volumes.
    In North America, the increase in Intier's average dollar content per vehicle related primarily to new product launches during or subsequent to the first quarter of 2003 and an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions.
    The programs launched during or subsequent to the first quarter of 2003 include the complete seats, headliner and instrument panel for the Chevrolet Equinox, the second and third row stow in floor seats for the DaimlerChrysler minivan, the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Honda Pilot, the door panels for the Chevrolet Malibu, and the cockpit module and seat tracks for the Chevrolet Colorado and GMC Canyon.
    In Europe, the increase in Intier's average dollar content per vehicle related primarily to increases in Intier's reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and new products launched during or subsequent to the first quarter of 2003 including the complete interior, excluding seats, for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3, and the complete seats for the Volkswagen Caddy.

    EBIT

    Intier's EBIT increased $21 million or 68% to $52 million for the first quarter of 2004 compared to $31 million for the first quarter of 2003. This increase is primarily the result of gross margin earned as a result of increased sales from new product launches and operating improvements at certain facilities in Europe. This increase in EBIT was partially offset by charges incurred with respect to the reorganization and closure of certain facilities in Europe, operating inefficiencies at certain other divisions in both North America and Europe, increased depreciation and amortization expenses resulting from the continued investment in capital to support new production programs and facilities, increased SG&A spending and affiliation fees associated with the increase in sales, increased commodity prices, customer price concessions, and a reduction of reported U.S. dollar EBIT as a result of the strengthening of the euro and British pound, each against the U.S. dollar, which had the effect of magnifying the reported U.S. dollar losses at certain European facilities.

    Tesma International Inc.

    Sales

    Tesma's sales increased by $93 million or 35% to $362 million for the first quarter of 2004. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe and a 1% increase in European vehicle production volumes. Also contributing to the increase in Tesma's sales was an increase in tooling and other sales, primarily in North America in preparation for upcoming launches, which exceeded the tooling revenues recorded primarily in Europe in the first quarter of 2003.
    In North America, Tesma's content per vehicle increased largely due to the acquisition of Davis in January 2004. The remaining increase in content per vehicle was the result of the strengthening of the Canadian dollar against the U.S. dollar, new program launches and program volumes increases, partially offset by lower vehicle production volumes on certain high content General Motors programs, and continued customer price concessions. The new program launches and program volume increases include volume increases on the integrated front engine covers for General Motors' high Feature V6 engine, increased volumes of tensioner assemblies supplied for various truck programs for Ford and General Motors, the continued ramp-up in volumes of balance shaft assemblies for General Motors' Line 4 and Line 5 engine programs, new launches and volume increases for filler pipe assemblies for DaimlerChrysler's Durango, Sebring, Stratus and 300 programs, recent launches of water pumps and oil filter assemblies for General Motors' Premium V8 and Line 4 engine programs, respectively, and the commencement of production of stainless steel fuel tank assemblies supplied for the DaimlerChrysler JR platform.
    In Europe, the increase in content per vehicle was a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, volume increases for fuel filler pipe assembly for Ford's high volume C1 (Focus) program launched in the third quarter of 2003, the continued ramp-up in volumes for the stainless steel fuel tank assemblies for the Volkswagen PQ34 program, and an increased supply of service parts.

    EBIT

    Tesma's EBIT increased by $14 million or 56%, to $39 million for the first quarter of 2004. The increase in EBIT is the result of gross margin generated on increased sales including the acquisition of Davis, and improved capacity utilization, labour efficiencies and production efficiencies at certain facilities. These increases were partially offset by continued customer price concessions, increased costs incurred to support new business at certain facilities, higher depreciation charges and SG&A spending as Tesma continues to grow and invest to increase their global presence, and increased affiliation fees.

    Magna Steyr

    Sales

    Magna Steyr's sales increased by 163% or $858 million to $1.4 billion for the first quarter of 2004 compared to $527 million for the first quarter of 2003. The increase in sales was due to an increase in complete vehicle assembly sales, including the launches of the BMW X3 and the Saab 9(3) Convertible programs subsequent to the first quarter of 2003, an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, and an increase in sales at Magna Drivetrain.
    Magna Steyr's vehicle assembly volumes for the first quarter of 2004 and the first quarter of 2003 were as follows:

                                                For the three months
                                                   ended March 31,
                                                ---------------------
    Vehicle Assembly Volumes (Units)                2004      2003    Change
    -------------------------------------------------------------------------

    Full - Costed                                 36,327     7,201    + 404%
    Value - Added                                 14,782    21,284    -  31%
    -------------------------------------------------------------------------
                                                  51,109    28,485    +  79%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During the first quarter of 2003, Magna Steyr assembled the Mercedes E-Class 4X2, the Mercedes G-Class, the Chrysler Voyager and the Chrysler Jeep Grand Cherokee. During the first quarter of 2004, Magna Steyr also assembled the BMW X3, the Saab 9(3) Convertible and the Mercedes E-Class 4MATIC, but no longer assembled the Mercedes E-Class 4x2.
    The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble Mercedes E-Class and G-Class, Saab 9(3) Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble the Chrysler Voyager and Jeep Grand Cherokee are accounted for in this manner.
    Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.
    The increase in complete vehicle assembly sales reflects the launch at Magna Steyr subsequent to the first quarter of 2003 of the BMW X3 and the Saab 9(3) Convertible programs as well as an increase in production on the Mercedes E-Class. Partially offsetting these increases was reduced production for the Mercedes G-Class and the 31% decrease in volumes of vehicles accounted for on a value-added basis.
    Sales at Magna Drivetrain increased as a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar and an increase in sales at our drivetrain facility in Europe as a result of the launch of the BMW X3 and X5 programs.

    EBIT

    Magna Steyr's EBIT increased by $34 million to $39 million for the first quarter of 2004. The increase in EBIT is primarily the result of the launch of the BMW X3 and Saab 9(3) Convertible assembly programs, improved results for the Mercedes E-Class assembly and Mercedes S, E and C Class sequencing programs that were both incurring launch costs and other inefficiencies in the first quarter of 2003, and an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar. These increases in EBIT were partially offset by planning and engineering costs associated with the newly awarded transfer case on General Motors' next-generation full-size pick-ups and sport utilities program.

    Other Automotive Operations

    Sales

    Our Other Automotive Operations' sales increased by 14% or $163 million to $1.3 billion for the first quarter of 2004. The increase in sales reflects increases in the segment's North American and European average content per vehicle, a 1% increase in European vehicle production volumes and an increase in tooling and other sales primarily related to tooling for the new Ford Explorer program.
    In North America, the increase in content is primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, the launch of new programs during or subsequent to the first quarter of 2003, including the Dodge Durango program, the Ford Explorer, F-150 and Freestar programs, and the DaimlerChrysler LX program, and takeover stamping business for the Dodge Durango program, partially offset by continued customer price concessions.
    In Europe, the increase in average content per vehicle is primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar and the launch of the rear cradle assembly for the Volvo XC90 and launch of the Volkswagen Golf.

    EBIT

    Our Other Automotive Operations' EBIT increased 9% or $10 million to $125 million for the first quarter of 2004 compared to $115 million for the first quarter of 2003. The increase in EBIT is primarily the result of gross margin generated on the increase in sales, as well as operational improvements at Magna Donnelly. These increases were partially offset by customer price concessions, higher SG&A spending and higher depreciation and amortization expenses incurred to support the increase in sales, and higher reported U.S. dollar depreciation and amortization expense and SG&A spending due to the strengthening of the Canadian dollar against the U.S. dollar.

    Corporate and Other

    Corporate and Other EBIT decreased 27% or $9 million to $24 million for the first quarter of 2004 compared to $33 million for the first quarter of 2003. The decrease in EBIT is primarily a result of the $12 million of additional stock compensation expense and the impact of the MID distribution. Specifically, during the first quarter of 2004, option agreements with certain of our former employees were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003. The MID distribution had the effect of reducing intercompany rent income. These reductions in EBIT were partially offset by additional affiliation fee income earned as a result of higher sales.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                                For the three months
                                                   ended March 31,
                                                ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Net income from continuing operations       $    184  $    154
    Items not involving current cash flows           215       154
    -------------------------------------------------------------------------
                                                $    399  $    308  $     91
    Changes in non-cash operating assets
     and liabilities                                 202        43
    -------------------------------------------------------------------------
    Cash provided from operating activities     $    601  $    351  $    250
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Overall, cash provided from operating activities for the first quarter of 2004 was $601 million as compared to cash provided from operating activities of $351 million for the first quarter of 2003, an increase of $250 million.
    Cash flow from operations before changes in non-cash operating assets and liabilities increased by $91 million to $399 million for the first quarter of 2004. Cash flow from operations increased as a result of the $30 million increase in net income from continuing operations as described above and a $61 million increase in items not involving current cash flows, including a $22 million increase in other non-cash charges which includes the $12 million increase in stock compensation expense (see "Selling, General and Administrative" above), a $19 million increase in future taxes, a $17 million increase in depreciation and amortization, and a $5 million increase in minority interest, offset in part by a $2 million increase in equity income.
    Cash generated by non-cash operating assets and liabilities for the first quarter of 2004 amounted to $202 million, which was primarily attributable to a $462 million increase in accounts payable and accrued liabilities, offset in part by a $191 million increase in accounts receivable and an $86 million increase in inventory, all of which can be attributed to the increase in sales during the first quarter of 2004, including the launch of the BMW X3 and Saab 9(3) Convertible programs. Also contributing to the cash generated by non-cash working capital was an $11 million decrease in prepaid expenses and other and an $8 million increase in income taxes payable, and a $2 million decrease in deferred revenues.

    Capital and Investment Spending

                                                For the three months
                                                   ended March 31,
                                                ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Fixed assets, investments and other
     additions                                  $   (182) $   (150)
    Proceeds from disposals                           18         6
    -------------------------------------------------------------------------
    Cash used in investing activities           $   (164) $   (144) $    (20)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    We invested $148 million in fixed assets in the first quarter of 2004. While moderate investments were made for productivity improvements and to refurbish or replace assets consumed in the normal course, most of the investment was for component manufacturing, painting, and assembly equipment and facilities for programs launching in 2004 and future years including the following major programs: the Chrysler LX, the Chrysler RS, the Chevrolet Equinox, the Cadillac STS, the Ford Freestar, and the Mercedes Benz M-Class in North America; and the Audi A6, the Mini Convertible, the Mercedes Benz A-Class, the BMW 3 Series, and the Volkswagen Toledo in Europe.
    We invested $23 million in other assets in the first quarter of 2004 primarily representing long-term tooling receivables for a number of tooling programs for BMW and DaimlerChrysler.
    For the first quarter of 2004, proceeds from disposals were $18 million, reflecting proceeds from normal course fixed and other asset disposals and proceeds received on maturity of commercial investments held to partially fund certain Austrian lump sum termination and long service payment arrangements.

    Financing

                                                For the three months
                                                   ended March 31,
                                                ---------------------
    Vehicle Assembly Volumes (Units)                2004      2003    Change
    -------------------------------------------------------------------------

    Net issues (repayments) of debt             $    (25) $     28
    Issues of subordinated debentures
     by subsidiary                                     -        66
    Repayments of debentures' interest
     obligations                                      (1)       (1)
    Preferred Securities distributions                (7)       (6)
    Issues of Class A Subordinate Voting Shares        6         2
    Issues of shares by subsidiaries                   6         -
    Dividends paid to minority interests              (4)       (3)
    Dividends                                        (33)      (32)
    -------------------------------------------------------------------------
    Cash provided from (used in) financing
     activities                                 $    (58) $     54  $   (112)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During the first quarter of 2004, the net repayments of debt relate primarily to Decoma, where cash provided from operating activities in excess of investing activities was used to reduce bank indebtedness. During the first quarter of 2003, the net issues of debt represented increases in bank indebtedness in our Other Automotive operations in North America and in Corporate Europe. In March 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures, which mature on March 31, 2010.
    During the first quarter of 2004, we issued $6 million in Class A Subordinate Voting Shares on the exercise of stock options compared to issuing $2 million in Class A Subordinate Voting Shares on the exercise of stock options during the first quarter of 2003. The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $5 million of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program and on the exercise of stock options, and the issue of $1 million of Tesma Class A Subordinate Voting Shares on the exercise of stock options.
    Dividends in the first quarter of 2004 were $33 million. The increase in dividends paid in the first quarter of 2004 compared to the first quarter of 2003 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on the exercise of stock options subsequent to the first quarter of 2003.

    Financing Resources

                                              As at          As at
                                           March 31,   December 31,
                                               2004           2003    Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                    $    303       $    298
      Long-term debt due within one year         36             35
      Long-term debt                            278            267
      Debentures' interest obligation            39             41
      Minority interest                         642            625
    -------------------------------------------------------------------------
                                              1,298          1,266
    Shareholders' equity                      5,012          4,923
    -------------------------------------------------------------------------
    Total capitalization                   $  6,310       $  6,189  $    121
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 2% or $121 million in the first quarter of 2004 to $6.3 billion. The increase in capitalization is a result of a $32 million increase in liabilities and an $89 million increase in shareholders' equity. The increase in liabilities is a result of an increase in minority interest and increases in bank indebtedness and long-term debt as a result of the acquisitions of Davis and the I&T Group during the three months ended March 31, 2004, partially offset by the reduction of bank indebtedness in Decoma (see "Financing" above). The increase in shareholders' equity is a result of net income less dividends paid to Class A and Class B shareholders and a decrease in the currency translation adjustment.
    During the first quarter of 2004, Magna's cash resources increased by $347 million to $1.9 billion. In addition to its cash resources, Magna had unused and available operating lines of credit of $309 million and term lines of credit of $568 million. Of such amounts, our wholly owned operations had cash of $1.3 billion and unused and available operating and term credit facilities of $206 million at March 31, 2004, while our publicly traded operations had cash of $527 million and unused and available operating and term credit facilities of $671 million at March 31, 2004.
    In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn$100 million. As at March 31, 2004, Cdn$52 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

    Maximum Number of Shares Issuable

    As of April 30, 2004, the following of our securities were issued and outstanding:

    Class A Subordinate Voting Shares                             95,584,969
    Class B Shares(i)                                              1,096,509
    Stock options(ii)                                              2,784,726
    -------------------------------------------------------------------------

    (i) Each Class B Share is convertible at the option of the holder, at any time, into one Class A Subordinate Voting Share.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended.

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the three months ended March 31, 2004 that are outside the ordinary course of our business. Refer to our MD&A included in our 2003 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $84 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.


    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 of our 2003 audited consolidated financial statements, which describe these claims.


    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; pressure from our customers to reduce our prices; pressure from our customers to absorb certain fixed costs; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub-suppliers; our dependence on outsourcing by automobile manufacturers; rapid technological and regulatory changes; increased crude oil and energy prices; raw materials prices and availability; our dependence on certain customers and vehicle programs; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the Securities and Exchange Commission, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.